Exhibit 99.1

Syneron Medical to Present at Thomas Weisel Healthcare Conference

YOKNEAM, ISRAEL--(Marketwire - August 26, 2008) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, announced today that Syneron will participate in the Thomas Weisel Healthcare Conference on Wednesday, September 3, 2008 in Boston. Syneron CFO, Fabian Tenenbaum, will present on behalf of Syneron at 10:55 a.m. ET.

The presentation will be web cast live over the Internet and can be accessed directly on http://www.veracast.com/webcasts/twp/healthcare08/15106485.cfm as well as through the 'Investor Overview' page on the Syneron's website at www.syneron.com. Please go to the website a few minutes early, as it may be necessary to download audio software to hear the presentation.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications in the areas of facial applications, including skin rejuvenation, wrinkle reduction, and skin tightening, and body shaping, where the Company maintains a leadership position with its powerful VelaShape™ platform for circumferential reduction and cellulite treatment, and LipoLite™, Syneron's first device in the market for laser-assisted lipolysis. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
Judith Kleinman
VP Investor Relations
+972 (54) 646-1688
email: Email Contact